UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CoLucid Pharmaceuticals, Inc.

(Name of Subject Company (Issuer))

ProCar Acquisition Corporation

(Offeror)

a wholly-owned subsidiary of

Eli Lilly and Company

(Parent of Offeror)

(Names of Filing Persons)

Common Stock par value $0.001 per share

(Title of Class of Securities)

19716T101

(CUSIP Number of Class of Securities)

Michael J. Harrington, Esq.

General Counsel

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

Copies to:

Raymond O. Gietz, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$971,384,209.50	$112,583.43

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of CoLucid Pharmaceuticals, Inc. (“CoLucid”), at a purchase price of $46.50 per share, net to the seller in cash, without interest and subject to any required tax withholding. Such shares consist of, as of 5:00 p.m., New York City time, on January 30, 2017 (the most recent practicable date): (i) 19,284,290 shares of common stock of CoLucid that were issued and outstanding; (ii) 1,340,206 shares of common stock of CoLucid potentially issuable upon exercise of outstanding exercisable in-the-money stock options; (iii) 263,147 shares of common stock of CoLucid issuable upon the settlement of outstanding restricted stock units; and (iv) 2,340 shares of common stock of CoLucid estimated to be subject to outstanding purchase rights under CoLucid’s 2015 Employee Stock Purchase Plan.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued October 1, 2016, by multiplying the transaction value by 0.0001159.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by ProCar Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of CoLucid Pharmaceuticals, Inc., a Delaware corporation (“CoLucid”), at a purchase price of $46.50 per Share (the “Offer Price”) net to the seller in cash, without interest and subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated as of January 17, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among CoLucid, Lilly and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, and the Tender and Support Agreements, dated as of January 17, 2017 (as they may be amended from time to time, the “Tender and Support Agreements”) with Novo A/S, A.M. Pappas Life Science Ventures III, L.P., PV III CEO Fund, LP, Pappas Capital, LLC and TVM Life Science Ventures VII, L.P., a form of which Tender and Support Agreement is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is CoLucid Pharmaceuticals, Inc., a Delaware corporation. CoLucid’s principal executive offices are located at 222 Third Street, Suite 1320 Cambridge, MA, 02142. CoLucid’s telephone number is (857) 285-6495.

(b) This Schedule TO relates to the outstanding Shares. CoLucid has advised Purchaser and Lilly that, as of January 30, 2017 (the most recent practicable date), 19,284,290 Shares were issued and outstanding.

(c) The information set forth in Section 6 (entitled “Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

(a) – (c) This Schedule TO is filed by Purchaser and Lilly. The information set forth in Section 8 (entitled “Certain Information Concerning Lilly and Purchaser”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i) – (viii), (xii), (a)(2)(i) – (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 1 – “Terms of the Offer”

•	Section 2 – “Acceptance for Payment and Payment for Shares”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 4 – “Withdrawal Rights”

•	Section 5 – “Certain United States Federal Income Tax Consequences of the Offer”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for CoLucid”

•	Section 13 – “Certain Effects of the Offer”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

•	Section 17 – “Appraisal Rights”

•	Section 19 – “Miscellaneous”

(a)(1)(ix) – (xi), (a)(2)(v) – (vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning Lilly and Purchaser”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with CoLucid”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for CoLucid”

•	Schedule I

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) – (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with CoLucid”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for CoLucid”

•	Section 13 – “Certain Effects of the Offer”

•	Schedule I

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 9 – “Source and Amount of Funds”

(b), (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning Lilly and Purchaser”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for CoLucid”

•	Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Lilly and Purchaser”

•	Schedule I

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with CoLucid”

•	Section 18 – “Fees and Expenses”

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Lilly and Purchaser”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with CoLucid”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for CoLucid”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 12 – “Purpose of the Offer; Plans for CoLucid”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13 – “Certain Effects of the Offer”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 31, 2017.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement, dated January 31, 2017.*

(a)(5)(A)	Joint Press Release issued by Lilly and CoLucid on January 18, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Lilly on January 18, 2017).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of January 17, 2017, among Eli Lilly and Company, ProCar Acquisition Corporation and CoLucid Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CoLucid on January 17, 2017).

(d)(2)	Form of Tender and Support Agreement by and among Eli Lilly and Company, ProCar Acquisition Corporation and certain stockholders of CoLucid (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CoLucid on January 17, 2017).

(d)(3)	Confidentiality Agreement between CoLucid and Lilly dated as of September 19, 2016.*

(d)(4)	Amended and Restated Development and License Agreement between CoLucid Pharmaceuticals, Inc. and Eli Lilly and Company, dated February 10, 2015 (incorporated by reference to Exhibit 10.10 to Amendment No. 3 to CoLucid’s Registration Statement on Form S-1 filed on April 23, 2015 (file no. 333-203100)).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 31, 2017

ProCar Acquisition Corporation

By:	/s/ Darren J. Carroll
Name: Darren J. Carroll
Title: President

Eli Lilly and Company

By:	/s/ Derica W. Rice
Name: Derica W. Rice
Title: Executive Vice President and CFO

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 31, 2017.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement, dated January 31, 2017.*

(a)(5)(A)	Joint Press Release issued by Lilly and CoLucid on January 18, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Lilly on January 18, 2017).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of January 17, 2017, among Eli Lilly and Company, ProCar Acquisition Corporation and CoLucid Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CoLucid on January 17, 2017).

(d)(2)	Form of Tender and Support Agreement by and among Eli Lilly and Company, ProCar Acquisition Corporation and certain stockholders of CoLucid (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CoLucid on January 17, 2017).

(d)(3)	Confidentiality Agreement between CoLucid and Lilly dated as of September 19, 2016.*

(d)(4)	Amended and Restated Development and License Agreement between CoLucid Pharmaceuticals, Inc. and Eli Lilly and Company, dated February 10, 2015 (incorporated by reference to Exhibit 10.10 to Amendment No. 3 to CoLucid’s Registration Statement on Form S-1 filed on April 23, 2015 (file no. 333-203100)).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith